UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Precision Strip Retirement and Savings Plan

Minster, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Precision Strip Retirement and Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vasquez & Company LLP

We have served as the Plan’s auditor since 2022.

Glendale, California

June 28, 2022

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2021	2020
Assets
Investments at fair value:
Cash and cash equivalents	$5,811,281	$4,174,497
Mutual funds	158,383,183	265,405,126
Commingled funds	133,368,949	—
Common collective trust	15,981,595	17,669,229
Reliance Steel & Aluminum Co. common stock	8,621,344	5,964,269
Self-directed brokerage accounts	353,884	—
Total investments at fair value	322,520,236	293,213,121

Receivables:
Notes receivable from participants	5,215,507	5,935,728
Due from trustee and other receivables	1,508	66,492
Total receivables	5,217,015	6,002,220

Total assets	327,737,251	299,215,341

Liabilities
Benefit claims payable	541	—
Total liabilities	541	—

Net assets available for benefits	$327,736,710	$299,215,341

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2021
Additions
Income:
Net appreciation in fair value of investments	$31,249,924
Interest and dividends	13,452,626
Interest on notes receivable from participants	346,812
Total income	45,049,362

Contributions:
Employer, net of forfeitures	7,947,346
Participant	7,067,952
Rollover	1,162,571
Total contributions, net	16,177,869

Revenue sharing program credits	187,299

Total additions	61,414,530

Deductions
Benefits paid to participants and beneficiaries	32,794,016
Administrative expenses	99,145
Total deductions	32,893,161

Net increase	28,521,369

Net assets available for benefits, beginning of year	299,215,341

Net assets available for benefits, end of year	$327,736,710

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

1.	Description of the Plan

The following description of the Precision Strip Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Precision Strip Inc. (the “Company”), a wholly owned subsidiary of Reliance Steel & Aluminum Co. (“Reliance”), and Precision Strip Transport, Inc., a wholly owned subsidiary of Precision Strip Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included provisions, among others, that provided temporary relief for those retirement plan participants affected by COVID-19. Through September 22, 2020, participants impacted by COVID-19 could borrow from their account up to the lesser of $100,000 or the vested account balance and could suspend loan repayments until January 2021. Additionally, during that time, participants impacted by COVID-19 could take a penalty-free coronavirus-related distribution up to $100,000.

Participation

Eligible employees may participate in the Plan upon completion of three months of service. Eligible employees are automatically enrolled into the Plan with an initial deferral contribution of 4% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage automatically increases annually by 2% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining age 50 by the end of a Plan year can make additional “catch-up” contributions. The Company makes employer profit sharing contributions, which are discretionary. Participants become eligible to receive discretionary profit sharing contributions after the completion of 1,000 hours and one year of service.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

For the year ended December 31, 2021, forfeited employer contributions totaled $491,792. Forfeitures used to reduce the Company’s contributions during 2021 were $491,692. As of December 31, 2021 and 2020, the Plan held $3,216 and $3,116, respectively, of forfeited nonvested account balances that can be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. As of December 31, 2021, notes receivable from participants had interest rates that ranged from 4.25% to 6.50%, and have maturities through October 2031. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document.

As described under CARES Act above, through September 22, 2020, participants impacted by COVID-19 could borrow up to $100,000 from their account and suspend making loan repayments until January 2021.

Administrative Expenses

Administrative expenses mainly include Fidelity recordkeeping fees that are deducted quarterly from participant accounts. Loan initiation and maintenance, and overnight delivery fees are also included in administrative expenses and charged by Fidelity directly to the account balance of the applicable participants.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

Audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. During the 2020 Plan year and the first two quarters of 2021, revenue sharing credits were allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. Beginning with the Plan’s third quarter ended September 30, 2021, the revenue sharing credits are allocated to Plan participants based on the investments held in each participant’s account during the applicable quarter. The revenue sharing program credits for the year ended December 31, 2021 were $187,299, of which $185,794 was received by the Plan in 2021, and the balance, $1,505, reflected as Due from trustee in the accompanying statement of net assets, was received by the Plan in 2022.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value, except for fully-benefit responsive investment contracts which are presented at contract value.

The Plan invests in the Fidelity Managed Income Portfolio Class 2 (the “MIP”), which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The investment in the common collective trust is reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity® Brokerage Link. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and the common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan holds shares of Fidelity Institutional Asset Management commingled funds, which are collective trusts. The objective of the target-dated funds is to seek high total return until the target retirement date and thereafter to seek high current income and as a secondary objective, capital appreciation. These funds generally invest in a combination of equity, fixed income and short-term pools. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Plan has an investment in the MIP, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Cash and cash equivalents include interest-bearing cash and a money market fund.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

The global COVID-19 outbreak and associated actions implemented by governments around the world, as well as the related increased business uncertainty and economic contraction, had an adverse impact on Reliance’s financial results during 2020. The Company took a variety of actions during 2020 to mitigate the financial impacts from the pandemic and financial performance has improved significantly since that time. Further resurgences of the virus or its variants and the conflict between Russia and Ukraine could impact adversely the Company’s business and the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

3.	Investments

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2021 and 2020, the Plan held approximately 181,184 and 170,406 units of the Reliance Steel Stock Fund with fair values of $8,988,557 and $6,207,841, respectively.

The assets and liabilities of the Reliance Steel Stock Fund were as follows:

	December 31,	December 31,
	2021	2020
Reliance Steel & Aluminum Co. common stock (53,146 shares as of December 31, 2021 and 49,806 shares as of December 31, 2020)	$8,621,344	$5,964,269
Interest-bearing cash	367,751	243,570
Other receivables	3	2
Benefit claims payable	(541)	—
	$8,988,557	$6,207,841

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

On July 1, 2021, certain investments offered to plan participants by the Trustee were changed, including the availability of Fidelity BrokerageLink®, a brokerage account within the participant’s 401(k) account, that participants can invest up to 95% of their account balance in Fidelity and non-Fidelity mutual funds, the replacement of target-date mutual funds with target-date commingled funds and the removal and addition of certain other mutual funds.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2021 and 2020:

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,811,281	$—	$—	$5,811,281
Mutual funds	158,383,183	—	—	158,383,183
Reliance Steel & Aluminum Co. common stock	8,621,344	—	—	8,621,344
Self-directed brokerage accounts	353,884	—	—	353,884
Total assets in the fair value hierarchy	173,169,692	—	—	173,169,692
Commingled funds measured at NAV				133,368,949
Common collective trust measured at NAV				15,981,595
Total investments at fair value	$173,169,692	$—	$—	$322,520,236

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,174,497	$—	$—	$4,174,497
Mutual funds	265,405,126	—	—	265,405,126
Reliance Steel & Aluminum Co. common stock	5,964,269	—	—	5,964,269
Total assets in the fair value hierarchy	275,543,892	—	—	275,543,892
Common collective trust measured at NAV				17,669,229
Total investments at fair value	$275,543,892	$—	$—	$293,213,121

The Plan’s investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. The Plan’s investments in commingled funds and common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Plan’s total investments at fair value.

5.	Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance Steel & Aluminum Co. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $145,184 of dividends from Reliance Steel & Aluminum Co. for the 2021 Plan year. These transactions and loans to plan participants qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 that states that the form of the Fidelity plan document adopted by the Plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; the Plan is currently under audit by the Department of Labor.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2021

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	December 31,
	2021	2020
Net assets available for
benefits as reported on the Form 5500	$327,878,939	$299,834,193
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(142,229)	(618,852)
Net assets available for benefits as reported
on the accompanying financial statements	$327,736,710	$299,215,341

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2021
Net increase in net assets available for benefits as
reported on the Form 5500	$28,044,746
Investments:
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust:
Beginning of year	618,852
End of year	(142,229)
Net increase in net assets available for benefits as
reported on the accompanying financial statements	$28,521,369

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
*	Fidelity® 500 Index Fund	232,820 shares	a	$38,489,835
	MFS Value Fund Class R6	593,562 shares	a	32,248,224
	American Funds The Growth Fund of America® Class R-6	408,046 shares	a	30,342,327
	Hartford Small Company HLS Fund Class IA	957,668 shares	a	23,529,914
*	Fidelity® Diversified International K6 Fund	874,552 shares	a	13,485,587
	PIMCO Total Return Institutional Class	1,016,566 shares	a	10,440,133
	Victory Sycamore Small Company Opportunity	103,798 shares	a	5,451,473
*	Fidelity® U.S. Bond Index Fund	101,449 shares	a	1,215,358
*	Fidelity® Total International Index Fund	75,339 shares	a	1,080,358
*	Fidelity® Extended Market Index Fund	10,256 shares	a	894,451
	Eaton Vance Income Fund of Boston Class A	98,125 shares	a	549,501
	DFA Global Real Estate Securities Portfolio	32,681 shares	a	439,565
*	Fidelity® Inflation-Protected Bond Index Fund	19,248 shares	a	214,813
	Vanguard Total International Bond Index Fund	75 shares	a	1,644

		Total mutual funds		158,383,183
	Commingled funds:
*	FIAM Blend Target Date 2030 Commingled Pool Class S	1,052,567 shares	a	26,229,972
*	FIAM Blend Target Date 2035 Commingled Pool Class S	817,865 shares	a	22,278,633
*	FIAM Blend Target Date 2040 Commingled Pool Class S	718,302 shares	a	19,925,685
*	FIAM Blend Target Date 2045 Commingled Pool Class S	574,956 shares	a	16,029,768
*	FIAM Blend Target Date 2025 Commingled Pool Class S	648,832 shares	a	15,747,151
*	FIAM Blend Target Date 2050 Commingled Pool Class S	431,267 shares	a	11,846,910
*	FIAM Blend Target Date 2055 Commingled Pool Class S	324,303 shares	a	9,553,963
*	FIAM Blend Target Date 2060 Commingled Pool Class S	228,962 shares	a	4,519,705
*	FIAM Blend Target Date 2020 Commingled Pool Class S	171,783 shares	a	3,892,601
*	FIAM Blend Target Date Income Commingled Pool Class S	94,377 shares	a	1,594,979
*	FIAM Blend Target Date 2015 Commingled Pool Class S	41,169 shares	a	913,537
*	FIAM Blend Target Date 2065 Commingled Pool Class S	45,190 shares	a	678,295
*	FIAM Blend Target Date 2010 Commingled Pool Class S	5,565 shares	a	116,874
*	FIAM Blend Target Date 2005 Commingled Pool Class S	2,198 shares	a	40,876

		Total commingled funds		$133,368,949

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021 (Continued)

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Cash and cash equivalents:
	Gabelli Funds	Gabelli US Treasury Money Market Fund - AAA	a	$5,443,530
*	Fidelity Investments	Interest-bearing cash	a	367,751
		Total cash and cash equivalents		5,811,281
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio Class 2	a	16,123,824
	Common stock:
*	Reliance Steel & Aluminum Co.	53,146 shares	a	8,621,344
	Self-directed brokerage accounts:
*	Fidelity Investments	Fidelity® Brokerage Link	a	353,884
	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to
		6.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	October 2031	—	5,215,507

			Total	$327,877,972

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP RETIREMENT
AND SAVINGS PLAN

Dated: June 28, 2022	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Vasquez & Company LLP